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RICHARD HOROWITZ

richard.horowitz@dechert.com
+1 212 698 3525 Direct
+1 212 698 0452 Fax

January 5, 2015

John Grzeskiewicz, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:                             Altegris KKR Private Equity Master Fund
SEC File Numbers: 333-195620; 811-22963

Altegris KKR Private Equity Fund

SEC File Numbers: 333-195860; 811-22964

Dear Mr. Grzeskiewicz:

We are writing in response to your telephonic comments with respect to the registration statements on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), filed on December 3, 2014 on behalf of Altegris KKR Private Equity Master Fund (the “Master Fund”), and Altegris KKR Private Equity Fund (the “Feeder Fund,” and together with the Master Fund, the “Funds”), both closed-end management investment companies. The Funds have considered your comments and have authorized us to make the responses and changes discussed below to the registration statement on their behalf.

On behalf of the Funds, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Prospectus of the Feeder Fund

Comment 1.                            Please delete the first sentence of footnote (1) to the Fee Table on Page 31.

Response 1.                         The disclosure has been revised accordingly.

Summary of Fees and Expenses, Pages 30-31

Comment 2.                            Please add the following disclosure to the first sentence of the second paragraph in the Example: “The example should not be considered a representation of futures expenses”.

Response 2.                         The disclosure has been revised accordingly.

Comment 3.                            Please delete the Example regarding an investment of $10,000.

Response 3.                         The disclosure has been revised accordingly.

Notes to Financial Statements, Pages F-5-F-6

Comment 4.                            Please revise Note 2 to clarify that the Adviser has agreed to pay offering expenses but that such payment may be subject to recoupment from the Funds for the next three years.

Response 4.                         The disclosure has been revised accordingly.

Comment 5.                            Please revise the last two sentences in Note 3 to clarify the payment of organizational and offering expenses.

Response 5.                         The last two sentences in Note 3 have been deleted.

Appendix A, Pages A-1-A-3

Comment 6.                            Please explain the basis for including in the Prospectus, the performance of the KKR Investment Funds set forth in Appendix A. Please revise the disclosure that precedes the presentation to clarify certain items included in the presentation.

Response 6.                         The Master Fund pursues its investment objective of seeking long-term capital appreciation by investing at least 80% of its total assets in Investment Funds that are sponsored or advised by KKR, along with Co-Investment Opportunities presented by such KKR-advised Investment Funds.(1) The performance information presented in Appendix A relates to the actual prior performance of KKR-advised Investment Funds that pursue a private equity strategy (the “KKR Performance-Related Information”). The KKR Performance-Related Information presented includes all KKR-advised private equity Investment Funds except for certain proprietary vehicles that are offered exclusively to KKR senior management and KKR employees (i.e., investment funds in which the Master Fund cannot invest). The KKR Performance-Related Information presented has been taken from KKR’s latest annual report on Form 10-K, the financial statements of which were audited by Deloitte & Touche LLP.

We believe the KKR Performance-Related Information presented in Appendix A is important “other information” for potential investors in the Funds to have access to in making their investment decision because of the Funds’ principal investment strategy of investing primarily in KKR-advised Investment Funds. We note that substantially similar prior performance-related information (the “Carlyle Funds Prior Performance Information”) was included as an Appendix to the offering memorandum included in the Registration Statements on Form N-2 for the CPG Carlyle Private Equity funds, a similar master/feeder closed-end fund structure where the closed-end master fund would invest at least 80% of its total assets in Carlyle-advised investment funds.(2) For the reasons discussed below, we believe the KKR Performance-Related Information in Appendix A may be included in the Funds’ Prospectuses.

Section 34(b) of the 1940 Act makes it unlawful for an investment company to include in a registration statement filed with the SEC any untrue statement of a material fact or omit to state any fact necessary in order to make the information in a registration statement not misleading. Section 34(b) does not prohibit a fund from including additional, non-required information in its

(1)  The Feeder Fund pursues its investment objective of seeking long-term capital appreciation by investing all or substantially all of its assets in the Master Fund.

(2)  Based on our review of the Staff comment letters in connection with the CPG Carlyle Form N-2 filings, it does not appear that the Staff questioned the ability to include the Carlyle Funds Prior Performance Information.

prospectus. Indeed, the general instructions to Form N-2 (and Form N-1A for that matter) contemplate that a fund may include non-required information “provided that such information is not incomplete, inaccurate, or misleading” and does not “by virtue of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”(3)

Section 206 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), makes it unlawful for an investment adviser to make any false or misleading statement of a material fact to any advisory client or prospective advisory client. Rule 206(4)-1 under the Advisers Act provides that it shall constitute a fraudulent, deceptive, or manipulative act, practice or course of business within the meaning of Section 206(4) of the Advisers Act, for any investment adviser, directly or indirectly, to publish, circulate or distribute any advertisement which contains any untrue statement of a material fact, or which is otherwise false or misleading.

In Nicholas-Applegate Mutual Funds (pub. avail. August 6, 1996) (the “Nicholas-Applegate Letter”), the SEC Staff stated that a fund that seeks to include non-required information in its prospectus “is responsible for ensuring that such information is not misleading and does not obscure or impede understanding of required information.” The Staff concluded, “We agree that neither Section 34(b) of the 1940 Act nor Section 206 of the Advisers Act would prohibit the Portfolios from including in their prospectuses NACM’s private account performance information, provided that such information is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be included in the prospectuses.”(4)

Thus, under the Nicholas-Applegate Letter, the KKR Performance-Related Information can be included in the Funds’ prospectuses as long as it is not presented in a misleading manner and does not obscure or impede investors’ understanding of the other information included in the Funds’ prospectuses.

(3)  See General Instructions to Form N-2, General Instructions for Parts A and B, Instruction 2.

(4)  The Staff noted that it did not believe that a fund prospectus that included private account performance information would necessarily constitute an advertisement for advisory services. See Munder Capital Management (pub. avail. May 17, 1996).

The disclosure preceding the KKR Performance-Related Information, we believe, presents all material facts concerning the actual results presented.  The disclosure makes it clear that (1) the KKR Performance-Related Information is not the Funds’ performance,(5) (2) the prior performance of the KKR-advised Investment Funds should not be considered as indicative of the future results of the KKR-advised Investment Funds or the Funds,(5) (3) the KKR Performance-Related Information does not reflect the Funds’ operating experiences (including the Management Fee) which would lower returns to the Funds, (4) the KKR-advised Investment Funds are not the only Investment Funds in which the Funds may invest, (5) future investments will be made under different economic conditions and will include different underlying investments, (6) shareholders of the Funds will not be investors in the KKR-advised Investment Funds, will have no voting rights in those funds and will have no standing or recourse against KKR or any KKR-advised Investment Fund, (7) KKR is not a sponsor, promoter or adviser of the Funds, (8) there can be no assurance that the Funds will achieve comparable results as the KKR-advised Investment Funds, (9) the information presented is as of December 31, 2013, and (10) the information presented includes all investments made by the KKR-advised Investment Funds through December 31, 2013 only.

In addition, in response to your comments, we have added disclosure that precedes the KKR Performance-Related Information that reflects that (11) the KKR-advised Investment Funds are privately offered funds that rely on an exemption from having to register as an investment company and, therefore, are not subject to the investment limitations, diversification requirements and other restrictions imposed by 1940 Act and Sub-chapter M of the Internal Revenue Code of 1986, as amended,(5) (12) the calculation of the performance of the KKR-advised Investment Funds differs from the standardized SEC performance required of registered investment companies, and (13) KKR fair values the underlying investments of the KKR-advised Investment Funds in accordance with KKR’s valuation policies and procedures, which are not the Funds’ valuation policies and procedures.

The Funds undertake that they will not include the KKR Performance-Related Information in any advertising material or supplemental

(5)  See footnote 6 to the Nicholas-Applegate Letter.

sales material that meet the requirements of Rule 482 under the Securities Act or Rule 34b-1 under the 1940 Act.  Finally, we note that the Funds will be continuously offered and the Funds will undertake to update the KKR Performance-Related Information on at least an annual basis to be included in the annual updates of the Funds’ N-2 registration statements; the updated KKR Performance-Related Information will be presented in addition to (and not as a substitute for) the Funds’ own performance information which will be included in the annual updates.(6)

For the foregoing reasons, we believe the KKR Performance-Related Information is important other information that satisfies the conditions of the Nicholas-Applegate Letter and, therefore, can be included in the Funds’ prospectuses.

*          *          *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.  Thank you.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz

(6)  See footnote 30 to the no action requesting letter to the Nicholas-Applegate Letter.